FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 30, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. reports Second Quarter 2020 Financial Results in an investor conference”, dated July 30, 2020.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Second Quarter 2020 Results” , dated July 30, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 30, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports Second Quarter 2020 Financial Results

Issued by: AU Optronics Corp.
Issued on: July 30, 2020

Hsinchu, Taiwan, July 30, 2020–

AU Optronics Corp. ("AUO" or the "Company") (TWSE: 2409) today held its investor conference and announced its consolidated financial results for the second quarter of 2020(1).

Consolidated revenues for the second quarter of 2020 were NT$63.50 billion, up by 18.3% quarter-over-quarter. AUO’s net loss attributable to owners of the Company for the second quarter of 2020 was NT$2.96 billion, with a basic EPS(2) of -NT$0.31.

In the second quarter of 2020, large-sized panel(3) shipments totaled around 30.71 million units, up by 37.0% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 29.09 million units, down by 1.5% quarter-over-quarter.

Highlights of consolidated results for the second quarter of 2020

•	Revenues of NT$63.50 billion

•	Operating loss of NT$3.40 billion

•	Net loss attributable to owners of the Company at NT$2.96 billion

•	Basic EPS(2) was -NT$0.31

•	Gross margin was 2.7%

•	Operating margin was -5.4%

•	EBITDA(4) margin was 8.6%

•	Operating margin of Display Segment was -5.4%

•	EBITDA(4) margin of Display Segment was 8.7%

Looking back to the second quarter, the previously disrupted panel supply chain has progressively returned to normal. Stay-at-home economy continued to drive strong demand for related applications, leading to a jump of 18.3% in the Company’s quarterly revenues comparing to the previous quarter. As result, the extent of losses has further improved from the previous quarter. In terms of the financial structure of the Company, net debt to equity ratio was 27.2%, which is still maintained at a healthy status.

Looking into the third quarter, as channel inventory is currently at a healthy level, restocking demand from customers is expected to continue.  However, the impact from COVID-19 and other uncertainties on the economic outlook should still be closely observed. Meanwhile, the Company will keep focusing on its value transformation and field economy strategy, in the hopes that this approach will gradually deliver meaningful results in the near future.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the second quarter of 2020 was calculated based on the weighted average outstanding shares of the reporting quarter (9,499 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the world’s leading providers of optoelectronic solutions. Based on its profound R&D and manufacturing experience, AUO offers a full range of display applications and smart solutions integrating software and hardware, and leverages its core expertise to enter new business areas such as solar, smart retail, general health, circular economy and smart manufacturing service. Additionally, AUO has also been named to the Dow Jones Sustainability World Index since 2010. AUO’s consolidated net revenues in 2019 were NT$268.79 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TWSE: 2409), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 27, 2020. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Public Communication Dept.

Jessie Lee	Tel: +886-3-5008800 ext 3206	Email : jessie.jc.lee@auo.com
Katie Chen	Tel: +886-3-5008800 ext 3615	Email : katie.chen@auo.com

Item 2

AU Optronics Corp.

Second Quarter 2020 Results

Investor Conference

Jul. 30, 2020

Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward- looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the

International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

© 2019 AU Optronics Corporation – Proprietary and Confidential

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	2Q20		1Q20		QoQ %	2Q19
Net Sales	63,500	100.0%	53,690	100.0%	18.3%	70,065	100.0%
Cost of Goods Sold	(61,785)	(97.3%)	(54,045)	(100.7%)	14.3%	(68,082)	(97.2%)
Gross Profit(Loss)	1,715	2.7%	(355)	(0.7%)	－	1,983	2.8%
Operating Expenses	(5,119)	(8.1%)	(5,092)	(9.5%)	0.5%	(5,403)	(7.7%)
Operating Profit(Loss)	(3,404)	(5.4%)	(5,447)	(10.1%)	37.5%	(3,420)	(4.9%)
Net Non-operating Income(Expenses)	408	0.6%	(208)	(0.4%)	－	1,136	1.6%
Profit(Loss) before Tax	(2,996)	(4.7%)	(5,654)	(10.5%)	47.0%	(2,284)	(3.3%)
Net Profit(Loss)	(3,202)	(5.0%)	(5,778)	(10.8%)	44.6%	(2,828)	(4.0%)
Net Profit Attributable to Owners of Company	(2,961)	(4.7%)	(4,991)	(9.3%)	40.7%	(2,682)	(3.8%)
Basic EPS (NT$)(a )	(0.31)		(0.53)		41.5%	(0.28)

Operating Profit + D&A	5,470	8.6%	3,612	6.7%	51.4%	5,641	8.1%

Display Segment Information:
Net Sales	61,583	100.0%	51,361	100.0%	19.9%	66,960	100.0%
Operating Profit(Loss)	(3,350)	(5.4%)	(5,388)	(10.5%)	37.8%	(3,206)	(4.8%)
Operating Profit + D&A	5,378	8.7%	3,525	6.9%	52.6%	5,598	8.4%

Unit Shipments (mn)(b )
Large Size Panels	30.7		22.4		37.0%	27.2
Small & Medium Size Panels	29.1		29.5		(1.5%)	33.0

a)	Basic EPS was calculated based on the weighted average outstanding shares of the reporting quarter. The weighted average outstanding shares were 9,499m shares, 9,499m shares and 9,624m shares for 20Q2, 20Q1 and 19Q2, respectively.

b)	Large size refers to panels that are 10 inches and above

© 2019 AU Optronics Corporation – Proprietary and Confidential

Consolidated Balance Sheet Highlights

Amount : NT$ Million
	2Q20	1Q20	QoQ %	2Q19
Cash and Cash Equivalents (a )
	72,155	76,789	(6.0%)	80,096
Inventory	26,660	27,882	(4.4%)	26,614
Short Term Debt (b )	15,092	12,284	22.9%	8,343
Long Term Debt	105,050	109,230	(3.8%)	99,717
Equity	176,304	179,520	(1.8%)	205,018
Total Assets	385,417	388,242	(0.7%)	421,792

Inventory Turnover (Days)(c)	40	43		36
Net Debt to Equity (d )	27.2%	24.9%		13.6%

a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 2Q20, 1Q20 and 2Q19)

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and Cash Equivalents) / Equity

© 2019 AU Optronics Corporation – Proprietary and Confidential

Consolidated Cash Flow Highlights

Amount : NT$ Million
	2Q20	1Q20	QoQ

From Operating Activities	552	(3,727)	4,279
Profit(Loss) before Tax	(2,996)	(5,654)	2,658
Depreciation & Amortization	8,874	9,059	(184)
Net Change in Working Capital	(5,157)	(6,907)	1,750
From Investing Activities	(3,306)	(7,628)	4,322
Capital Expenditure	(3,761)	(5,276)	1,515
From Financing Activities	(1,086)	7,768	(8,854)
Net Change in Debt	(923)	7,940	(8,863)
Net Change in Cash(a )	(4,633)	(3,661)	(972)

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

© 2019 AU Optronics Corporation – Proprietary and Confidential

Display Revenue Breakdown by Application

100%
80%
60%
40%
20%
0%
36%
15%
26%
23%
30%
15%
29%
26%
30%
15%
29%
26%
35%
14%
26%
25%
30%
16%
32%
22%
2Q19
3Q19
4Q19
1Q20
2Q20
TV
Monitor
Mobile PC and Device
Commercial and Others

– Mobile PC and Device: including displays for notebook, tablet and mobile phones.

– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc.

6

© 2019 AU Optronics Corporation – Proprietary and Confidential

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
2Q19
3Q19
4Q19
1Q20
2Q20
24%
10%
18%
30%
18%
21%
7%
17%
35%
20%
22%
7%
17%
33%
21%
24%
9%
18%
31%
18%
22%
7%
20%
37%
14%
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

© 2019 AU Optronics Corporation – Proprietary and Confidential

Consolidated Shipments & ASP by Area

– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel

Shipments by Area & Revenues

© 2019 AU Optronics Corporation – Proprietary and Confidential

www.auo.com

ir@auo.com

© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended June 30, 2020 and 2019 and March 31, 2020

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison

		2Q20		2Q19			2Q20		1Q20
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%

Net Sales	2,157	63,500	100.0	70,065	(9.4)	2,157	63,500	100.0	53,690	18.3
Cost of Goods Sold	2,099	61,785	97.3	68,082	(9.2)	2,099	61,785	97.3	54,045	14.3

Gross Profit(Loss)	58	1,715	2.7	1,983	(13.5)	58	1,715	2.7	(355)	－

Operating Expenses	174	5,119	8.1	5,403	(5.3)	174	5,119	8.1	5,092	0.5

Operating Profit(Loss)	(116)	(3,404)	(5.4)	(3,420)	0.5	(116)	(3,404)	(5.4)	(5,447)	37.5

Net Non-operating Income(Expenses)	14	408	0.6	1,136	(64.1)	14	408	0.6	(208)	－

Profit(Loss) before Income Tax	(102)	(2,996)	(4.7)	(2,284)	(31.2)	(102)	(2,996)	(4.7)	(5,654)	47.0

Income Tax Benefit(Expense)	(7)	(206)	(0.3)	(545)	62.1	(7)	(206)	(0.3)	(124)	(66.7)

Net Profit(Loss)	(109)	(3,202)	(5.0)	(2,828)	(13.2)	(109)	(3,202)	(5.0)	(5,778)	44.6

Other Comprehensive Income(Loss)	(1)	(21)	(0.0)	(326)	93.6	(1)	(21)	(0.0)	(2,695)	99.2

Total Comprehensive Income(Loss)	(109)	(3,223)	(5.1)	(3,154)	(2.2)	(109)	(3,223)	(5.1)	(8,473)	62.0
Net Profit(Loss) Attributable to:

Owners of Company	(101)	(2,961)	(4.7)	(2,682)	(10.4)	(101)	(2,961)	(4.7)	(4,991)	40.7
Non-Controlling Interests	(8)	(241)	(0.4)	(146)	(65.6)	(8)	(241)	(0.4)	(787)	69.3

Net Profit(Loss)	(109)	(3,202)	(5.0)	(2,828)	(13.2)	(109)	(3,202)	(5.0)	(5,778)	44.6
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	(96)	(2,832)	(4.5)	(2,854)	0.8	(96)	(2,832)	(4.5)	(7,580)	62.6
Non-Controlling Interests	(13)	(391)	(0.6)	(300)	(30.5)	(13)	(391)	(0.6)	(893)	56.2

Total Comprehensive Income(Loss)	(109)	(3,223)	(5.1)	(3,154)	(2.2)	(109)	(3,223)	(5.1)	(8,473)	62.0

Basic Earnings Per Share	(0.011)	(0.31)		(0.28)		(0.011)	(0.31)		(0.53)
Basic Earnings Per ADS(2)
	(0.106)	(3.12)		(2.79)		(0.106)	(3.12)		(5.25)
Weighted-Average Shares Outstanding ('M)		9,499		9,624			9,499		9,499

 Note:   (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.44 per USD as of June 30, 2020

(2) 1 ADS equals 10 common shares

© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended June 30, 2020 and 2019

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison

		1H 2020		1H 2019
	USD	NTD	%	NTD	YoY%

Net Sales	3,981	117,190	100.0	136,770	(14.3)
Cost of Goods Sold	3,934	115,830	98.8	134,544	(13.9)

Gross Profit	46	1,361	1.2	2,226	(38.9)

Operating Expenses	347	10,211	8.7	10,747	(5.0)

Operating Profit(Loss)	(301)	(8,851)	(7.6)	(8,520)	(3.9)

Net Non-operating Income(Expenses)	7	200	0.2	1,334	(85.0)

Profit(Loss) before Income Tax	(294)	(8,650)	(7.4)	(7,186)	(20.4)

Income Tax Benefit(Expense)	(11)	(330)	(0.3)	(535)	38.2

Net Profit(Loss)	(305)	(8,981)	(7.7)	(7,721)	(16.3)

Other Comprehensive Income(Loss)	(92)	(2,716)	(2.3)	738	－

Total Comprehensive Income(Loss)	(397)	(11,696)	(10.0)	(6,983)	(67.5)
Net Profit(Loss) Attributable to:

Owners of Company	(270)	(7,953)	(6.8)	(6,370)	(24.8)
Non-Controlling Interests	(35)	(1,028)	(0.9)	(1,351)	23.9

Net Profit(Loss)	(305)	(8,981)	(7.7)	(7,721)	(16.3)
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	(354)	(10,412)	(8.9)	(5,739)	(81.4)
Non-Controlling Interests	(44)	(1,285)	(1.1)	(1,244)	(3.3)

Total Comprehensive Income(Loss)	(397)	(11,696)	(10.0)	(6,983)	(67.5)

Basic Earnings Per Share	(0.03)	(0.84)		(0.66)
Basic Earnings Per ADS(2)
	(0.28)	(8.37)		(6.62)
Weighted-Average Shares Outstanding ('M)		9,499		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.44 per USD as of June 30, 2020

 (2) 1 ADS equals 10 common shares

© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

June 30, 2020 and 2019

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

		June 30, 2020		June 30, 2019		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,451	72,155	18.7	80,096	19.0	(7,940)	(9.9)
Notes & Accounts Receivables	1,256	36,971	9.6	39,821	9.4	(2,851)	(7.2)
Other Current Financial Assets	102	2,989	0.8	4,075	1.0	(1,087)	(26.7)
Inventories	906	26,660	6.9	26,614	6.3	46	0.2
Other Current Assets	129	3,784	1.0	3,978	0.9	(194)	(4.9)
Total Current Assets	4,842	142,559	37.0	154,584	36.6	(12,026)	(7.8)
Long-term Investments	494	14,546	3.8	13,295	3.2	1,252	9.4
Net Fixed Assets	6,621	194,925	50.6	217,366	51.5	(22,441)	(10.3)
Right-of-use Assets	396	11,648	3.0	12,727	3.0	(1,079)	(8.5)
Other Non-Current Assets	738	21,739	5.6	23,820	5.6	(2,081)	(8.7)
Total Non-Current Assets	8,249	242,859	63.0	267,208	63.4	(24,350)	(9.1)
Total Assets	13,092	385,417	100.0	421,792	100.0	(36,375)	(8.6)
LIABILITIES
Short-term Borrowings	32	940	0.2	679	0.2	261	38.5
Notes & Accounts Payable	1,637	48,184	12.5	53,983	12.8	(5,799)	(10.7)
Current Installments of Long-term Borrowings	481	14,152	3.7	7,664	1.8	6,488	84.7
Current Financial Liabilities	4	107	0.0	45	0.0	62	138.9
Accrued Expense & Other Current Liabilities	704	20,711	5.4	29,308	6.9	(8,597)	(29.3)
Machinery and Equipment Payable	142	4,184	1.1	7,659	1.8	(3,475)	(45.4)
Total Current Liabilities	2,999	88,278	22.9	99,338	23.6	(11,060)	(11.1)
Long-term Borrowings	3,568	105,050	27.3	99,717	23.6	5,333	5.3
Other Non-Current Liabilities	536	15,785	4.1	17,721	4.2	(1,936)	(10.9)
Total Non-Current Liabilities	4,104	120,835	31.4	117,437	27.8	3,398	2.9
Total Liabilities	7,103	209,113	54.3	216,775	51.4	(7,662)	(3.5)
EQUITY
Common Stock	3,269	96,242	25.0	96,242	22.8	0	0.0
Capital Surplus	2,057	60,568	15.7	60,475	14.3	93	0.2
Retained Earnings	508	14,951	3.9	35,664	8.5	(20,712)	(58.1)
Other Equity	(152)	(4,465)	(1.2)	(217)	(0.1)	(4,248)	(1961.8)
Treasury Shares	(34)	(1,013)	(0.3)	0	0.0	(1,013)	－
Non-Controlling Interests	340	10,020	2.6	12,853	3.0	(2,833)	(22.0)
Total Equity	5,989	176,304	45.7	205,018	48.6	(28,714)	(14.0)
Total Liabilities & Equity	13,092	385,417	100.0	421,792	100.0	(36,375)	(8.6)

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.44 per USD as of June 30, 2020

   (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

© 2019 AU Optronics Corporation – Proprietary and Confidential

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended June 30, 2020 and 2019

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2020		1H 2019

	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	(294)	(8,650)	(7,186)
Depreciation & Amortization	609	17,933	18,211
Share of Profit of Equity-Accounted Investees	(3)	(77)	(189)
Changes in Working Capital	(410)	(12,065)	(2,162)
Changes in Others	(11)	(315)	(1,755)

Net Cash Provided(Used) by Operating Activities	(108)	(3,175)	6,919
Cash Flow from Investing Activities:
Acquisitions of Financial Assets Measured at Fair Value	(32)	(942)	(2,001)
Disposals of Financial Assets Measured at Fair Value	51	1,499	1,686
Acquisitions of Equity-Accounted Investees	(86)	(2,534)	0
Disposals of Equity-Accounted Investees	3	84	0
Acquisitions of Property, Plant and Equipment	(307)	(9,037)	(16,125)
Disposals of Property, Plant and Equipment	2	70	53
Decrease(Increase) in Other Financial Assets	1	22	57
Decrease(Increase) in Other Assets	3	93	(26)
Net Cash Outflow Arising from Acquisition of Business	(6)	(189)	0

Net Cash Provided(Used) in Investing Activities	(371)	(10,935)	(16,357)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(26)	(752)	130
Increase(Decrease) in Long-term Borrowings	264	7,768	20,647
Payment of Lease Liabilities	(11)	(338)	(349)
Increase(Decrease) in Guarantee Deposits	0	4	20
Changes in Non-Controlling Interests and Others	(0)	(0)	(292)

Net Cash Provided(Used) by Financing Activities	227	6,682	20,156
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(29)	(867)	214

Net Increase(Decrease) in Cash and Cash Equivalents	(282)	(8,294)	10,932
Cash and Cash Equivalents at Beginning of Period	2,733	80,450	69,163

Cash and Cash Equivalents at End of Period	2,451	72,155	80,096

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.44 per USD as of June 30, 2020

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